Exhibit 12.1
M/I Homes, Inc.
Computation of Ratio of Earnings to Fix Charges

RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in Thousands)	Six Months Ended June 30, 2008	2007	2006	2005	2004	2003

Earnings:
(Loss) income from continuing operations before income taxes	$(80,187)	$(150,876)	$45,306	$157,885	$143,659	$131,261

Add:
Loss (income) of unconsolidated joint ventures	(276)	892	60	(5)	112	96
Fixed charges from below	13,510	38,394	44,986	26,973	17,668	15,064
Interest amortized to cost of sales	6,312	18,397	12,241	8,263	5,221	4,806

Less:
Interest capitalized	(5,223)	(18,118)	(24,946)	(9,851)	(6,416)	(7,425)

Total (loss) earnings (a)	$(65,864)	$(111,311)	$77,647	$183,265	$160,244	$143,802

Fixed Charges:
Interest incurred (a)	$9,925	$31,391	$39,071	$22,296	$14,758	$12,256
Amortization of debt costs	1,843	2,070	1,682	1,110	-	-
Rental expense interest factor	1,742	4,933	4,233	3,567	2,910	2,808

Total Fixed Charges	$13,510	$38,394	$44,986	$26,973	$17,668	$15,064

Ratio of earnings to fixed charges	-	-	1.7	6.8	9.1	9.5

Coverage deficiency	$79,374	$149,705	$-	$-	$-	$-

RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

(Dollars in Thousands)	Six Months Ended June 30, 2008	2007	2006	2005	2004	2003

Total (loss) earnings – from above (a)	$(65,864)	$(111,311)	$77,647	$183,265	$160,244	$143,802

Total fixed charges – from above	13,510	38,394	44,986	26,973	17,668	15,064
Preferred stock dividends (adjusted to pretax dollars)	7,738	11,795	-	-	-	-

Combined fixed charges and preferred stock dividends	$21,248	$50,189	$44,986	$26,973	$17,668	$15,064

Ratio of earnings to combined fixed charges and preferred stock dividends	-	-	1.7	6.8	9.1	9.5

Coverage deficiency	$87,112	$161,500	$-	$-	$-	$-

(a)
The Company records interest accrued on certain tax positions in income tax (benefit) provision.  Interest included in “fixed charges” is only interest on third party indebtedness, and interest expense accrued on uncertain tax positions is excluded from the calculation of “earnings.”

The ratio of earnings to fixed charges is determined by dividing earnings by fixed charges.  Earnings consist of income from continuing operations before income taxes, (loss) income of unconsolidated joint ventures, fixed charges and interest amortized to cost of sales, excluding capitalized interest.  Fixed charges consist of interest incurred, amortization of debt costs and that portion of operating lease rental expense (33%) deemed to be representative of interest.  The ratio of earnings to combined fixed charges and preferred stock dividends is determined by dividing earnings by combined fixed charges and preferred stock dividends.  Preferred stock dividends represent dividends on our 9.75% Series A Preferred Shares multiplied by the ratio which pre-tax income from continuing operations bears to income from continuing operations.